

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Mr. T. Andrew Smith
Chief Executive Office
Brookdale Senior Living Inc.
111 Westwood Place, Suite 400
Brentwood, Tennessee 37027

> **Re: Brookdale Senior Living Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-32641**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 4. Acquisitions and Other Significant Transactions, HCP Transactions, page 93
Note 5. Variable Interest Entities and Investment in Unconsolidated Ventures, page 95

1.   Please provide us your analysis under the Variable Interest Entity subsection guidance of ASC 810-10-25 that supports your conclusion that Brookdale Senior Living is not the primary beneficiary of the CCRC Venture.

2.   Please provide us and disclose the nature of the rights held by HCP after contribution of its two CCRC's into the CCRC Venture per ASC 810-10-25-11 and 25-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney-Advisor, at (202) 551-3208, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director